                                   [GRAPHIC]

                                                                   EXHIBIT 10.16

                               LETTER AGREEMENT

This Letter Agreement entered into this 16th day of December, 1998 at Bangalore, between:

Sudarshan K. Maini, an Indian citizen, having his addresses at Maini Sadan, Lavelle Road, Bangalore, acting for himself and Maini Materials Movement Pvt.Ltd., a company incorporated and registred under the Companies Act, 1956, having its registered office at 122 Bommasandra Industrial Estate, Bangalore, and
Maini Precision Products Pvt.Ltd., a company incorporated and registered under the Companies Act, 1956 and having its registered office at B-59 Peenya Industrial Estate, Bangalore, hereinafter collectively referred to as "Maini" (which expression shall unless be repugnant to the context or meaning thereof be deemed to include their successors in interest and permitted assigns) of the FIRST PART.

                                      AND

Amerigon Incorporated, a company incorporated under the laws of the United States of America, having its principal place of business at 5462, Irwindale Avenue, California, 91706, U.S.A., hereinafter referred to as "Amerigon", (which expression shall unless it be repugnant to the context or meaning thereof, be deemed to include its successors in interest and permitted assigns) of the SECOND PART.

This letter sets forth our agreement with respect to the formation, capitalization and operation of a proposed joint venture company ("Newco") which will design, manufacture, test, distribute, sell, and service Road Worthy (as defined below) electric powered vehicles (collectively, the "Products") in India, Sri Lanka, Bangladesh, Pakistan, Nepal, Myanmar, Seychelles and the Maldives (collectively, the "Territory")

[SEAL]

RANGA SWAMY
utilizing technology owned by Amerigon Incorporated ("Amerigon"). Road Worthy vehicles shall mean cars, vans, trucks, busses, 3-wheel and 2-wheel electric vehicles for on-road use, but excluding industrial, construction, agricultural, golf and other non-road vehicle types.

Our understanding includes the following terms and conditions to be incorporated in definitive agreements:

1.    Background.
      ----------

                   (a) Amerigon has developed, designed and tested preproduction prototypes of an electric powered automobile known as the "REVA" (the "REVA") and has manufactured REVA vehicles is small quantities. Amerigon owns a variety of technology relevant to the design and manufacturing of electric automobiles, including a patented energy management system. Amerigon owns certain tooling for pre-production of the REVA and has considerable production know-how. Amerigon will license its technology and know-how for Road Worthy electric vehicles to Newco which will include: (1) exclusive rights to manufacture and sell the REVA in the Territory, (2) exclusive license to all of Amerigon's patents related to its Energy Management System, Climate Control Seat System and Electric Vehicle Safety Systems for all electric vehicles manufactured in the Territory and (3) exclusive license to all of Amerigon's current and future electric vehicle technology in connection with the manufacture and sale of electric vehicles in the Territory.

                   (b) Sudarshan K. Maini, acting for himself, Maini Materials Movement (an Indian corporation) and Maini Precision Products, Pvt. Ltd. (collectively "Maini") manufactures and assembles precision automotive components, castings and granite tiles. In addition, Maini designs, manufactures, sells and services in-plant material handling equipment including electric tow tractors, pallet trucks, stackers and dock levelers. Maini has also been involved in various aspects of the REVA project including market research, vehicle design, vendor development, part costing, homologation and testing. Maini has land, buildings, equipment, infrastructure, capital and management expertise that would be valuable to launching Newco and desires to have an equity stake in Newco. Maini may include as investors in such members of his family and also such companies or bodies corporate owned and controlled by Maini and nominated by him to be participants in Newco.

                   (c) Chetan Maini ("CM") has been an employee of Amerigon and the program manager for the REVA project for over four years. He is also the son of Sudarshan Maini. It is anticipated that CM will initially serve as the Managing Director of Newco.

               (d) It is contemplated that Newco will be jointly owned by Amerigon, Maini, CM, David Bell, Bob Marcellini and one or more additional investors (the "Investors") who have yet to be determined.

2.     Formation of Newco.
       ------------------

               (a) Newco will be an Indian Private Limited Company registered under the Companies Act. Maini and Amerigon shall take the necessary steps for registration of Newco. If legally available, the name of the new company will be "REVA Electric Car Company Private Limited". Mutually acceptable charter and bylaw documents shall be prepared and shall give effect to the terms agreed upon between Maini and Amerigon in conformity with the terms hereof. Maini shall take responsibility for securing additional investors and Amerigon shall assist Maini in the process.

               (b) The principal business purposes of Newco will be (i) the design, manufacture, assembly and testing of the Products(s) throughout the Territory, (ii) marketing, distributing and selling the Products(s) throughout the Territory, (iii) servicing the Products(s) sold throughout the Territory,
(iv) developing technology related to electric vehicles, (v) establishing a manufacturing facility as further described in the mutually agreed upon outline of the Operating Plan attached hereto as Schedule A and (vi) engaging in such
                                         ----------
other activities as may be incidental or necessary to the foregoing.

3.     Capitalization of Newco.
       -----------------------

               (a) The parties will seek to capitalize Newco as described in Schedule B attached hereto. Amerigon's capital contribution to Newco shall
----------
consist of (1) the license to Newco of its electric vehicle ("EV") technology on an exclusive basis for the manufacture, distribution, sale and servicing of the Products in the Territory, (2) the contribution in-kind of certain tangible assets (electric vehicles and manufacturing kits as set forth on Schedule A),
                                                                 ----------
and (3) those other assets described in Schedule A attached hereto. Maini's
                                        ----------
capital contribution will consist of (1) the homologation certification of the earlier version of the REVA and any other exemptions/concessions including sales tax and road tax exemptions/concessions, (2) market research and studies for the REVA, (3) supplier information and test results and (4) cash and in-kind capital contribution as described in Schedule A attached hereto and shall be made at the
                             ----------
times and in the manner specified in Schedule A hereto. CM, Bob Marcellini and
                                     ----------
David Bell will each receive equity as set forth on Schedule B in the form of a
                                                    ----------
restricted stock grant for services rendered in the past and future. Such restricted stock will be non-transferable until vested. 30% of such stock for each will vest immediately and the remainder will vest in equal monthly amounts over a three year period from the formation of Newco or earlier upon such person completing providing services to Newco as specified in the Schedule A. Failure
to provide                                                 ----------
     services as contemplated by the Operating Plan will result in a forfeiture of the restricted stock grant. In addition, US$2.67 million is intended to be raised from Investors. A portion of the equity (4.5%) will be reserved for future issuance for purposes including a stock option plan (which may not exceed 2% of the total capital), raising additional capital, and issuance to employees in exchange for salary reductions (for such purpose, at a price of 50% of the then fair market value of the equity). Except as set forth in the preceding sentence, all future non-cash contributions shall be valued at fair market value or other mutually agreeable valuation method.

              (b) The charter documents of Newco will contain effective prohibitions on Maini and CM individually or collectively having 50% or greater ownership of Newco or having the right to appoint a majority of the members of the Board of Directors of Newco. It is understood that if at start-up we do not have all the investors, and hence there exists unclassified shares, Maini Group and CM will not be allowed to purchase additional shares such that their cumulative ownership in the company exceeds 50%. Notwithstanding the previous sentences, under the following conditions Maini and CM, collectively or individually can be allowed to have greater than 50% ownership and consequently rights to appoint a majority of the Board of Directors: (1) if Amerigon sells more than half of its initial equity holding in Newco to Maini or any other third party, excluding transfers to persons as required by contracts existing on the date hereof, (2) if future additional financing is required and approved by the Board of Directors, and Amerigon or other investors do not invest additional funds to maintain their proportionate ownership, and Maini provides financing and obtains a 50% or greater ownership interest in Newco, (3) per section 6 (c), if a third party sells its interest in Newco, and Maini participates in such a sale that its ownership exceeds 50% and
     (4) if financial guarantees are required as per section 13 (c), then the resultant compensation for providing such guarantees may result in Maini and CM owning greater than 50%.

              (c) No party to Newco shall have any obligation to contribute additional capital to Newco unless agreed upon by such party.

4.   Newco Governance.
     ----------------

              (a) Newco shall have a Board of Directors (the "Board") consisting of not more than fifteen (15) directors, with at least one director to be selected by each of Maini, Amerigon and the Investors. The Board will also have outside directors. One director shall be the Managing Director of Newco. The Managing Director shall be appointed by the mutual consent of Amerigon and Maini and shall be a professionally qualified person. The Managing Director shall serve at the pleasure of the Board of Directors and be appointed upon such terms and conditions as the parties may mutually agree upon. Chetan Maini shall be the first Managing Director of the company. The Chairman of the Board shall be a director appointed by Maini and the Vice-Chairman shall be a director appointed by Amerigon. The term of each of the other directors, except the Chairman, shall be for three (3) years. A director appointed by a particular party may be replaced at any time by such party upon notice to the other parties. Any replacement director shall be satisfactory to the other parties. A director may be removed only by the party appointing such director or by a majority vote of the other directors, but only for cause (e.g. breach of fiduciary duty or malfeasance). In the event that the number of directors is increased, the number of directors a party will appoint in general will be proportionate to its ownership interest in Newco. For every Amerigon director, Amerigon will and for every Maini director, Maini may, appoint an alternate director resident in India, approved by the Board of Directors of Newco as required by The Companies Act of India. The attendance of at least one Amerigon director or his alternate and at least one Maini director or his alternate shall constitute a quorum.

        (b) Except for the actions described in the immediately succeeding sentence or as may otherwise be agreed upon, all actions of Newco require the affirmative vote of a majority of the directors present and voting at the meeting. Certain actions (including without limitation amendments or changes to the charter documents of Newco, liquidation or winding-up of Newco, merger of Newco with another entity, sale or transfer of all or substantially all of the business or of certain key assets of Newco, changes in capital structure of Newco, recapitalization, restructuring or stock reclassification of Newco, issuance of additional equity interests in Newco, admittance of new investors or shareholders into Newco, amendment of the Operating Plan, borrowing of monies or granting of loans to third parties, undertaking any substantial expansion of Newco operations, any related party transactions, declaration of dividends, etc.) will be regarded as Reserved Matters. Reserved Matters require (i) at least one affirmative vote from each of Amerigon and Maini and (ii) the approval of at least 75% of the directors constituting a quorum.

        (c) The Board shall appoint the officers of the Newco, which shall include a Managing Director, a Chief Operating Officer, a Chief Financial Officer and a Secretary. The same person may hold more than one officer position. Officers shall serve at the pleasure of the Board and may be removed by the Board at any time. The Board shall meet on a regular basis (not less frequently than quarterly) and, in the first two years after the formation of the JV, management shall have monthly meetings and subsequent telephonic conference calls with the members of the Board to discuss Newco's operations and progress relative to the Operating Plan. The shareholders of Newco shall meet at least once per year at a time and place to be determined by the Board. All Board members are to be notified on the agenda to be discussed at the board meeting, at least one week prior to the Board meeting unless mutually agreed upon in writing by Amerigon and Maini.

        (d) Newco shall maintain true and accurate books of accounts and records in accordance with generally accepted accounting principles in India consistently applied. Subject to Indian law, Maini, Amerigon and the Investors shall be provided with monthly, quarterly and annual financial reports, which shall include income statements, balance sheets and cash flow statements.
Maini, Amerigon and the Investors shall also receive from Newco projected cash flow reports, sales and marketing reports, production and quality control reports, annual budgets, business plans and such other information and reports as may be agreed upon and at such times as may be agreed upon. Newco shall hire an internationally recognized "Big Five" independent accounting firm, satisfactory to Amerigon and Maini, to audit the annual financial statements. Such auditor's report shall be supplied to all shareholders. The books and records of Newco shall be accessible to the Maini, Amerigon and the Investors and their representatives.

        (e) It is understood that section 4(a), 4(b), 4(c) and 4(d) may possibly need to be modified to conform to existing company laws in India. It is anticipated that such changes will not significantly alter the content of the above.

5.      Transactions between Newco and Amerigon or Maini or Others.
        ----------------------------------------------------------

        (a) Concurrently with formation and capitalization of a Newco, Amerigon will enter into a royalty bearing license (the "EV License") with Newco pursuant to which Amerigon will license Amerigon's EV technology on an exclusive basis in the Territory. Newco will have no right to sublicense and no rights to the EV technology outside the Territory; provided, however, that with Amerigon's prior written consent, which will not be unreasonably withheld, Newco may manufacture products in the Territory for export outside the Territory in order to fulfill commitments given to the Indian government and outlined in the Operating Plan (currently, 15%-20% of vehicles manufactured). The parties recognize that Amerigon retains all rights to the technology outside the Territory and may limit or restrict Newco's exports of finished products incorporating the technology. Amerigon intends to enter into additional joint ventures with other parties outside the Territory and may grant to such parties exclusive rights which would prevent Newco from exporting products to certain areas. Prior to making any significant investments to modify the REVA for export outside the Territory, Newco will consult with Amerigon to determine appropriate terms and conditions on such exports to assure minimum export time period and volume. Newco will pay Amerigon royalties of 5% on domestic sales and 8% on export sales for a period of 5 years (commencing with the first year of operating profit, which the parties anticipate to be year 3). Royalty payments will be calculated per the Indian Industrial Policy. Royalties will be paid no less frequently than annually and once a quarter in the 3rd, 4th and 5th year of royalty payment, and the EV License will contain other customary terms and conditions acceptable to Amerigon. If in year 3 Newco has an operating profit but would have a net loss if it paid Amerigon the required royalty, Newco will have an option to defer payment of such party of the royalty for year 3 as would cause it to have a net loss and pay such portion of the royalty the following year, without interest.

        (b) Amerigon will enter into an exclusive, royalty-free, nontransferable license with Newco to manufacture and sell Amerigon's proprietary Climate Control Seat system ("CCS") in the Territory, but only for electric vehicles manufactured in the Territory (the "CCS License"). The CCS License will contain other terms and conditions acceptable to Amerigon. In connection with the CCS License, Newco will send one engineer to visit Amerigon's offices to learn more about the CCS for the purpose of integrating it into the REVA. It is anticipated that this process would take about 6 weeks. It is also anticipated that Newco will select one of Amerigon's existing CCS models for integration into the REVA. If Newco desires to purchase finished CCS modules from Amerigon, Amerigon will supply them, regardless of quantity ordered, at the same price that Amerigon charges its principal customer for the same model. If Newco assembles CCS units in the Territory but desires to purchase parts from Amerigon, Amerigon will attempt to supply Newco with parts and will charge Newco cost plus 10% (plus all applicable taxes, duties, etc.), FOB Amerigon's facility in Irwindale, California. All sales of products will be made pursuant to Amerigon's standard terms and conditions of sale. In Newco desires to manufacture the CCS in the Territory, Amerigon will cooperate with Newco and provide technical assistance; provided, however, that Newco will reimburse Amerigon for all direct costs associated with such assistance.

        (c) Except as otherwise provided herein, all services, parts, components, supplies and other materials and services provided to Newco by Amerigon or Maini or any other owner of Newco shall be valued at prevailing world market rates or such other mutually acceptable valuation method. All agreements, contracts or other arrangements between Newco and Maini, Amerigon, the Investors or any other third party shall be at arms-length and the valuation of the services or goods subject to such agreements, contracts or arrangements shall be at fair market value or such other valuation method unanimously approved by the Board. Any non-fair market value valuation is subject to independent verification by independent accountants approved by the Board.

        (d) Upon the formation of Newco, Newco will be responsible to complete all design and development activity to take the REVA to production. All technology developed by Newco will belong to Newco.

           (e) Newco shall be formed and capitalized and the Technology License Agreement between Amerigon and Newco shall be concluded latest by 31st March 1999.

6.  Transfer of Shares: Shareholder Protection.
    ------------------------------------------

           (a) No shareholder may sell, assign, pledge, offer, transfer or otherwise dispose of or encumber any shares of Newco or any title or rights to such shares in Newco owned by such shareholder without the prior written consent of the Board of Newco and by each of Amerigon and Maini; provided
                                                                      --------
     that Amerigon or Maini may transfer its shares to third parties in accordance with its presently existing contractual commitments and provided that such commitments are made known in advance to the Board of Newco. Notwithstanding anything contained in clause (b) of paragraph 3, in the event of a permitted transfer of shares of Newco, such permitted transferee may be required to enter into an agreement, in form and substance satisfactory to Newco, with Newco and the non-transferring shareholders whereby such permitted transferee agrees to take the place of the transferring shareholder with respect to, and to be bound as a party to, the joint venture agreement and to assume such of the rights and obligations of the transferring shareholder. All permitted transfers shall be subject to terms and conditions agreed upon by the parties to Newco.

           (b) In the event that Newco must raise additional funds, per Indian Company Laws, all shareholders will have pre-emptive rights to subscribe for pro rata and purchase additional shares and contribute additional capital to maintain its then existing owenership interest in Newco. Such pre-emptive rights shall be on terms and conditions agreed upon by Amerigon and Maini in the definitive agreements.

           (c) Amerigon and Maini shall have the right to participate, pro rata, with respect to the any sale by an party of its interest in Newco. In the event that the Board of Newco has approved a sale of Newco, each shareholder shall be required to participate in such sale and sell its shares of Newco on the terms approved by the Board.

7.   Liquidity.
     ---------

                   The definitive agreements shall include reasonable provisions for Amerigon, Maini and the Investors to sell and/or obtain liquidity with respect to their investment in Newco after a five to ten year holding period. Subject to approval of the Indian Foreign Investment Promotion Board and any other Indian governmental authority, possible provisions include (i) the right to participate in public offerings by Newco, (ii) the right to require Newco or other shareholders of Newco to purchase their equity interests in Newco (which may be satisfied by a down payment and payments over time), and (iii) the right to cause a sale of Newco.

 8. Definitive Agreements.
    ---------------------

                  The definitive agreements shall contain terms, conditions, representations, warranties, covenants and indemnities customary and appropriate for a transaction of the type contemplated, including those summarized herein.

 9. Expenses.
    --------

                  Each party shall bear its own expenses in connection with the preparation, negotiation and execution of this letter agreement (except the Newco will reimburse Amerigon for travel expenses related to the execution of this letter agreement). Following execution of this letter agreement, all expenses related to Newco and which are approved by CM (such approval not to be unreasonably withheld), including its formation, registration, preparation of definitive documentation, travel expenses, and other expenses directly related to the business of Newco (including planning, organization, kiting, technical development, etc.) shall be borne by Newco. If initially expended by a party hereto, such expenses will be reimbursed by Newco promptly (but in no event later than two weeks) upon such party submitting appropriate documentation; provided, however, that the first reimbursement to Amerigon may take up to four weeks because of the time needed to obtain the required government approvals to transfer funds. However, if any party shall require separate legal advice, such expenses will be borne by such party and not Newco. Until Newco is formed and capitalized, Maini will reimburse such expenses and provide all monetary payments on behalf of Newco, which shall be treated as capital contributions to Newco by Maini. The parties hereto recognize that projected expenses in the U.S. by Amerigon and the key employees relating to Newco are approximately $115,000 for the first three months following execution hereof.

10. Confidentiality.
    ---------------

                  Each party hereto shall agree to keep confidential certain confidential information obtained by it in connection with this agreement, any related agreements or the management and operation of Newco, except as otherwise required by law.

11. Dispute Resolution.
    ------------------

                  Any disagreement, dispute, controversy or claim (a "Dispute") arising out of or relating to Newco, this agreement or any related agreements, the obligations of the shareholders of Newco or the parties to this agreement, shall be resolved first through friendly consultations among the parties in dispute and if such Dispute is not resolved through friendly consultations, then through binding arbitration conducted by the International Chamber of Commerce (Paris), in accordance with its International Arbitration Rules. The arbitral panel shall consist of a single arbitrator who is independent of the shareholders and such arbitration shall be conducted in London, England, or any other location agreed to in writing by the parties. The language to be used in the arbitration shall be English, although documentary evidence may be in other languages. The decision of the arbitration panel shall be final and binding on all the shareholders and may be entered in any court having jurisdiction and enforced against the shareholders. The arbitration provisions shall not preclude in any way a shareholder from seeking or obtaining preliminary or injunctive or other equitable relief from court of competent jurisdiction. If the subject matter of the Dispute relates to the infringement or misappropriation of copyrights, patents, trade secrets or other proprietary rights, the party alleging such infringement or misappropriation may elect to institute an action in a court of competent jurisdiction without using the arbitration provisions set forth herein.

12. Governing Law.
    -------------

                  This letter of intent and the legal relations between the parties shall be governed by the law of India.

13. General.
    -------

                  (a) Upon execution of this document, Amerigon shall not solicit or engage in negotiations with any entity other than Maini for the purpose of such entity becoming an operating partner (in place of Maini) in a joint venture to produce electric vehicles in the Territory; provided, however, that this shall not restrict Amerigon from having discussions with possible investors in Newco consistent with terms hereof.

                  (b) Amerigon shall use commercially reasonable efforts to retrieve all information Amerigon has provided to various parties in India regarding the REVA project, such as KPMG, SIL, BEML, C&L and others, and to cause such parties to maintain the confidentiality of such information.

                  (c) As per the Operating Plan, it is anticipated that Newco will require additional funds in year 2001. However, Newco may need additional funds before 2001 to cover unforeseen circumstances. It is recognized that if such funding is sought from financial institutions that require guarantees, all promoter and shareholders in Newco holding more than 5% of equity in Newco may be requested to provide such guarantees to the financial institutions. Promoters and shareholders with more than 5% equity in Newco that provide such guarantees will receive fair compensation, for every time such a guarantee in undertake, in the form of additional stock (maximum of 2% of the guarantee amount) for taking on the additional liability associated with such financial guarantees. In addition, in order to prevent dilution to smaller shareholders in Newco, the parties will consider offering to them the opportunity to provide financial guarantees and to receive the same proportionate compensation therefor as is given to the larger shareholders.

           (d) If any party hereto breaches or fails to perform its obligations under this letter agreement, it shall be liable to the other party for such party's actual damages, in addition to any other rights it may have. Furthermore, Amerigon's obligations under Sections 5(a) and 5(b) hereof are conditioned upon continued compliance and performance by Maini of its obligations hereunder. The license under Section 5(a) and 5(b) shall not be affected by a breach by Amerigon and will survive such breach by Amerigon. The obligation of Amerigon hereunder shall survive and be otherwise unaffected by any change of control or merger transactions.

           (e) This letter agreement shall be binding upon and inure to the benefit of each party and its respective successors and permitted assigns, and nothing herein, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever.

           (f) This letter agreement constitutes and contains the entire agreement concerning the subject matter hereof between the parties and may only be amended or superseded by a written agreement signed by both parties. This letter agreement supersedes and replaces all prior negotiations and all agreements proposed or otherwise, whether written or oral, concerning the subject matter hereof. This is a fully integrated agreement.

           (g) The responsibility to prepare all legal documents will be Newco's and such documents will be prepared in India.

IN WITNESS WHEREOF, THE PARTIES HEREUNTO HAVE AFFIXED THEIR RESPECTIVE HANDS AND SEALS, THE DATE AND YEAR, FIRST HEREINABOVE WRITTEN.


        SIGNED AND DELIVERED
        ON BEHALF OF:
        AMERIGON INCORPORATED ("AMERIGON")
        By Mr. Lon E. Bell


        /s/ Lon E. Bell
        Name:  Lon E. Bell
        Designation:  Chairman and Chief Executive Officer.


        SIGNED AND DELIVERED TO
        MR. SUDARSHAN K. MAINI
        ON BEHALF OF:
        HIMSELF AND
        MAINI MATERIALS MOVEMENT PVT.LTD.
        MAINI PRECISION PRODUCTS PVT.LTD.
        (collectively "MAINI")
        by:  Mr. Sudarshan K. Maini


        /s/ Sudarshan K. Maini
        Name:  Sudarshan K. Maini
        Designation:  Chairman

                                  SCHEDULE A
                                OPERATING PLAN


I) Amerigon's Contribution
--------------------------

Amerigon shall transfer all of its right, title and interest (for the Territory only) in and to the following as it exists on the date hereof to Newco as part of its capital contribution:

1.  All CAD models, drawings, electrical schematics for the REVA design
2.  All software and hardware information for the REVA's EMS
3.  Test reports, REVA specific test software, test results etc.
4. Database of all information about suppliers, part cost, weight, build level, BOM etc.
5.  All interior and exterior concept sketches related to REVA design
6.  Exterior pictures and masters of the REVA
7.  REVA 1/4 scale mold
8. 5 complete vehicles (yellow, green, 2 white and red). Amerigon will transfer lease arrangements with CALSTART (for the REVA used in Alameda) and WINROCK (for the 2 REVA's used in Delhi. The Newco will keep one vehicle at all times at Amerigon.
9.  3 aluminum running chassis and 16 vehicle kits
10. Prototype tooling and fixtures for the REVA including all body, chassis, interior, door frame, seats.
11. Electric Vehicle Test equipment used by the REVA program: IPS bench tester (including dedicated computer), data acquisition, harness tester, specific electronic testing and assembly tools.
12. All specific equipment including computers for assembly, programming, debugging and testing of the EMS and IPS for the REVA.
13. Library of all books, magazines, technical papers and supplier catalogs related to REVA.
14. Miscellaneous EV equipment that is required by the REVA program. This would include floor chargers, motors, controllers, spare parts, etc.

Other

1. Space Requirements: It is anticipated that approximately 4-6 months of design effort will be required in the US prior to transferring the information to India. To allow smooth continuation of the program, Amerigon will allow Newco, the continued use of the current EV office, infrastructure (computers, phones, fax etc.) and shop space for a period of 6 months. The EMS development for the REVA may continue for 2 additional months and would require a small work place for 2-3 people and shop space to test the vehicle. During this period, Amerigon will bear all expenses related to rent, utilities, etc., but not any marginal out of pocket costs (e.g. phone charges).

2. Computers: Amerigon will allow Newco use of IDEAS and CATIA stations that originally belong to the REVA program for a period of 6 months. In addition, Amerigon will transfer 1 CATIA computer station and 1 IDEAS computer station with all software and accessories to Newco, if permitted by the terms of the software licenses.
3. Employees: To enable the program to continue smoothly, Amerigon will continue to employ Chetan Maini, Todd Cameron, Ellen Morris and Dudley Hurter for a period of 4-6 months on its payroll. Newco will reimburse Amerigon for all direct employee costs including benefits (20% of base salary). Amerigon will be liable for all previously accrued vacation cost and severance costs. If the period exceeds 6 months, Amerigon and Newco will need to re-discuss this issue. Amerigon will also allow the use of Steve Griffin for the EV program on a priority basis. It is anticipated that Newco will require his services for 8-10 hrs a week. David Bell is key to the proper execution of the REVA's electrical system and EMS and hence the technical success of the program. Upon signing of the MOU, David Bell will be immediately allowed to work on the REVA Program for a minimum of 25% of his time. It is understood that it would take David Bell approximately 10 weeks to transition the radar program responsibility to another person. It is expected that his time commitment to the REVA program will gradually increase to 75% by the end of 10 weeks, and to 100% in less than 18 weeks. Amerigon will do its best to make sure that this happens. During this period, Amerigon will continue to employ David Bell and be reimbursed by Newco for his direct costs including benefits.

II)  Maini's contribution
-------------------------

1.  Indian component costing and supplier information and quotations.
2.  Marketing studies, research including all results of India 2010 Exhibition.
3. Test results including Shaker tests conducted at ARAI, safety tests and road tests in Bangalore.
4.  Homologation and roadworthiness certification for the earlier REVA prototype
5. Transfer of employees to the JV, that are currently employed by the Maini Group and that worked on the REVA program.
6. US $ 1 million in new cash. A significant portion will be invested in Indian Rupees.
7. Land, buildings and infrastructure for the first 3 years. Sufficient land and building space would be provided so as to accommodate the production per the current business plan. This would work out to approximately 1000 cars per single shift. Infrastructure support would include use of Maini group's current power and generator system, water, security, canteen services etc. The JV will pay monthly costs for all utility services such as power, water etc. The JV will pay monthly costs for all utility services such as power, water etc. to Maini Group. Where costs are difficult to determine, a fair market value will be assessed.
8. Maini Group will provide the JV a 15 acre plot of land in Malur, for production expansion. Although the business plan required the use of the additional land in 2001, it is free to use it prior to that for the expansion of its manufacturing facilities.

9. Maini group will assist in hiring required personnel operations, engineering, vendor development, purchasing, administration, vehicle assembly, accounting etc. Maini Group will also transfer a few people from its other divisions to the JV, so as to provide the JV with a start-up team. This would include people with experience in operations, planning and vendor development.

10. Maini Group will allow the JV the use of its Pro-E computer stations for production development of the REVA. In addition, it will provide engineering support required to go to production on a actual cost basis.

11. Maini Group will be responsible for arranging any additional initial financing required to get into production as per the current business plan.


III) Time and manner of contribution
     -------------------------------

     Subject to government approvals, all in-kind contributions by Maini and Amerigon shall be made before March 31st 1999 or no later than 3 weeks after the formation of Newco, which ever occurs earlier.

     Cash commitments by Maini and other investors are laid out in the table below. It is anticipated that all the investors will be finalized prior to March 31st 1999.

             ----------------------------------------------------------
                        Q1-99   Q2-99   Q3-99   Q4-99   Q1-2000   Total
             ----------------------------------------------------------
                Maini    160     160     300     230     150       1000
              Investors          870     670     670     460       2670
                Total    160    1030     970     900     610       3670
             ----------------------------------------------------------
             All amounts are in thousands of US dollars
             Conversion rate assumed at Rs 42.5 equals US $1

IV) Employee stock plan
-----------------------

Per the operating plan it is anticipated that the services David Bell will be required to transfer all the technology related to the EMS, IPS as well as the entire REVA electrical system. It is anticipated that David Bell will need to spend 2-4 months in India and that his task will be completed by September 1999.

It is anticipated that Chetan Maini and Bob Marcellini would assist the Newco to productionise the REVA and that their efforts would be required for a maximum period of 3 years.

The definitive agreements will contain detail clauses that better define the time periods of vesting and commitments of Chetan Maini, Bob Marcellini and David Bell that allow vesting of their respective options.

V)  Key highlights of the Implementation Plan
---------------------------------------------

A.  Project Schedule and Start up Plan

A summary of the project schedule and key milestones is shown below. Based on finalizing financing by the end of December 98, production will commence by Feb 1, 2000. The critical path item is testing which is a 1-year period for the prototype vehicles and 3 month period for pre-production vehicles. This is essential to ensure that the quality and reliability of the vehicle is to the highest standards.

The start-up plan would include detail project planning supported by a key person in India. Simultaneously, an organizing and operating team in India will be formed. In the US, the focus on the first 3 months will be data compilation, shipping of kits, and working on key long term items-body panels, transmission and electrical system.

The production design effort will be for 5 months and all tools and fixtures should be completed by October 99, giving 2 months for tooling verification and pilot production run.

B.  Organization and Staffing Plan

For the first year (prior to production), the JV would employ a team of 55 people as shown in the table below. The proposed organization chart is shown as two phases: Phase One for initial start-up and Phase Two as the company matures. Maini Group will be able to transfer a skeleton staff of 15 people for start-up that are ideally suited for the project. The remaining to be hired. The company will recruit 8-10 people who have previously worked on the REVA project. The recruitment process will take 2-4 months. Work using the skeleton team will start prior to that. Candidates who potentially fit the roles of key managers have been identified and will be recruited.

In addition to regular employees, 4 consultants are required to assist in the body development, interior surfacing and suspension optimization. Parametric Technologies (creators of Pro-E software and consultants with extensive automotive experience) have assured the company that they can provide all required support.

------------------------------------------------------------------------------------------------------------------------------------
Task Name                                            REVA IMPLEMENTATION PLAN
------------------------------------------------------------------------------------------------------------------------------------
                                                   1998                                                               1999
                                         -------------------------------------------------------------------------------------------
                                         Oct  Nov   Dec   Jan   Feb   Mar   Apr   May   Jun  Jul  Aug  Sep  Oct  Nov  Dec  Jan  Feb
------------------------------------------------------------------------------------------------------------------------------------

1    JV Kickoff & Capitalization                    --------------------

2    Start-Up Acitivities                               -------------------------

3    Production - Upgrades                                                                                            --------

4    Procurement - BETA                                     --------------

5    Procurement - Pre-Production                                                   ----------------

6    Procurment - Production                                                                                     -----------------

7    Supplier Tooling                                                                     ------------------------------

8    Assemble BETA Vehicles                                                   --------

9    Assemble Pre-Prod. Vehicles                                                                         -----------

10   Testing                                               ------------------------------------------------------------------

11   Production Readiness                                        --------------------------------------------------------

12   Facilitization                                                          --------------------------------------------

13   Marketing/Distribution Planning                             ----------------------------------------

14   Marketing Implementation                                                                           --------------------------

15   Quality Plan                                                ----------------------------------------

16   Quality Implementation                                                                             --------------------------

17   Design for Production                                 -------------------------------

18   Production Start (125 Vehicle/Month)                                                                                   ------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                             Page 1
------------------------------------------------------------------------------------------------------------------------------------



                                           Org. Chart for Proposed India JV thru Year 2
                                                         October 19, 1998

              --------------------
                  BOARD OF
                 DIRECTORS          ----------------------
             --------------------                     -------------------
                                                           MANAGING
                                                           DIRECTOR
                                                      -------------------
        -------------------------------------------------------------------------------------------
   -------------------                   ------------------       ----------------    --------------------
      CFO                                    QUALITY                OPERATIONS         SALES & MARKETING
                                            ASSURANCE
  --------------------                  -------------------      -----------------    ---------------------

  - Investor Relations                  - Standards                                    - Distribution
  - MIS                                 - Benchmarking                                 - Service
  - Administration                      - Communicate Standards                        - Warranty
  - Accounting/Payroll                  - Assure Conformance                           - Training
  - Gov't. Cert/Subsidy                 - Vendor Quality                               - Publication of Manuals
  - Human Resources                     - Quality Systems


                                                             ----------------  --------------------  ----------------------
            -----------------   -------------------           PURCHASING        MANUFACTURING          PRODUCTION
              ENGINEERING          VENDOR                   -----------------  --------------------  ---------------------
                                 DEVELOPMENT                - Supplier Certi-      - Tooling         - Assembly Process
            ----------------   --------------------           fication             - Vacuum Form     - Production Planning
          - Testing           - Certify Suppliers           - Better Target Price  - Chassis         - Facility Planning
          - Beta Assembly     - Select Suppliers            - Part Deliver,        - Manufacturing   - Parts Receiving
          - Configuration     - Negotiate contracts            Quality                Documents      - Storage
             Control          - Continuous Improvement                                               - Kitting
          - Production        - Cost Reduction
            Engineering


                 Org. Chart for Proposed India JV after Year 2
                               October 19, 1998


           BOARD OF
           DIRECTORS

                                  MANAGING
                                  DIRECTOR

CFO                       RESEARCH & DEVELOPMENT        QUALITY ASSURANCE       OPERATION           SALES & MARKETING
---                       ----------------------        -----------------       ---------           -----------------
-Investor Relations      -Product Support             -Standards                                     -Distribution
-MIS                     -New Product Development     -Benchmarking                                  -Service
-Administration          -Product Evolution           -Communicate Standards                         -Warranty
-Accounting/Payroll                                   -Assure Conformance                            -Training
-Gov't. Cert/Subsidy                                  -Vendor Quality                                -Publication of Manuals
-Human Resources                                      -Quality Systems
                ENGINEERING                   PURCHASING                   MANUFACTURING                 PRODUCTION
                -----------                   ----------                   -------------                 ----------
           -Product Modification        -Supplier Certification        -Tooling                        -Assembly Process
           -Continuous Improvement      -Part Delivery, Quality        -Vacuum Form                    -Production Planning
           -Cost Reduction              -Cost Reduction                -Chassis                        -Facility Planning
           -Configuration Control                                      -Manufacturing Documents        -Parts Receiving
                                                                                                       -Storage
                                                                                                       -Kitting

To assist in administration set up, accounting, payroll, purchasing (not vendor development), housekeeping, etc., Maini Group will provide the required resources.

                          Indian Staff                              Number
                          Managing Director                           1
                          Key Managers                                9
                          Engineering Team Leaders                    5
                          Engineers (Design/Production/Test)          12
                          Automotive Engineering Consultants          4
                          Sales and Marketing                         6
                          Vendor Development                          3
                          Test Technicians                            6
                          Assembly Technicians                        7
                          Administration Support                      2
                          Total                                       55

In the US, a skeleton team will assist in completion and compiling of all design information. This will include Amerigon's current employees as well as key automotive consultants who have previous experience with the REVA project. Some employees from Amerigon will also spend a significant portion of their time in India to transfer the technology and assist with start-up.

C.  Marketing Plan
Based on marketing surveys and work done by the leading marketing agencies in India, the following attributes of the REVA are to be marketed.

 .  Low cost entry
 .  Low operation and maintenace cost
 .  Ease of operation
 .  Environment friendly
 .  Pleasant, reliable, quiet & clean
 .  Not a "typical car"
 .  Battery leasing

The company will engage a highly qualified marketing firm to develop and implement an aggressive marketing and public relations plan. This will include, market surveys, detail market strategy for launch, advertisements, printed material development, road shows etc.

The company will initially focus on high profile cities as well as cities that are close to the new company so as to be able to better service the customer. The REVA will initially launch in Bangalore followed by Pune, Delhi, Agra and Coimbatore. Market surveys identify showed high sales potential for the REVA. Coimbatore is close to Bangalore, so that service can be monitored during the start-up phase. Delhi and Agra are high profile cities. Agra is the the only city in India where fossil fuel powered vehicles is banned around the Taj Mahal area and so is targeted.

The company will target private as well as institutional buyers. Private buyer demographics will include; young executives, lady drivers, retired persons, college students, etc. Institution buyer demographics will include Government offices, hospitals, universities, utility companies, etc.

In addition, the company will also focus on export markets. Initial markets will include neighboring countries such as Nepal, Bangladesh, Sri Lanka, Pakistan and Schelles, for example. (Nepal has very favorable tax laws for electric vehicles. Non-electric vehicles are taxed over 60% well as electric vehicles are only taxed at less than 5%). Other potential export markets include Southeast Asia, Africa, Europe and the US. In Europe over 25,000 diesel and electric vehicles were sold in 1997 that were the size of the REVA. The REVA will sell in Europe for $7000 which compares very favorably with other micro cars that sell for $9000-$13,000 in Europe. In the US, new legislation introduced in May 98, allows the use of low speed vehicles on city roads with minimum homologation. The REVA can very easily meet the requirements under this classification. Two companies in Canada and US have started to market Neighborhood electric vehicles (NEV's) that sell for between $7000-$8000. When compared to the REVA, these vehicles have lower range, acceleration, seating capacity and are not enclosed. US dealers that have seen the REVA have expressed serious interest in selling the vehicle and feel that it will compete very favorably against other NEV's.

As mentioned above, battery leasing will be highlighted as part of the marketing campaign. The batteries for the REVA will be leased to the end consumer for a period of 3-4 years. The fuel costs (battery and electricity) with battery leasing is Re 0.90/km (2.2 cents/km) for the REVA compared to Rs 2.15/km (5.4 cents) for Maruti 800. Battery leasing has several advantages:

1) The responsibility of the battery warranty lies with the battery manufacturer. This ensures that operating cost over time will not change and removes any fear that the customer is liable in case the battery prematurely fails.

2) The consumer does not have to pay a large amount at purchase or at replacement time for the batteries. He pays for it "as he uses it".

3) As battery technology changes, it provides the customer options for newer battery types when replacement is due. For example, a customer could choose to pay a premium for batteries with greater range.

Based on discussions with dealers and marketing agencies, the car will be launched at a lower price. In addition a free battery pack will be provided with the vehicle. The subsidy received form the government will be used to finance these activities.

D. Quality Philosophy
Making the REVA reliable and of high quality standards is going to be the key to success. Sufficient funds have been provided for quality training and engaging experienced, knowledgeable, Quality Assurance personnel. A detail quality plan will be established and executed for all components, vendors, in-house fabrication and assembly, prior to production.

Initial quality perception must be very high to insure customer satisfaction. This is to be achieved by:

 . Ensuring that the design and components have significant performance margins. . Publicizing test results and other measures of quality as part of the market-
   ing program.
 .  Having measurable quality standards and goals for vendors, internal manufacturing and after sale service.
 .  Establishing and tracking customer satisfaction measures.
 .  Using perceived value measurements to guide product improvement.

In addition, production will only commerce after testing of all components has been completed and all failures or non-conformance addressed.

                                  SCHEDULE B
                                  ----------


  -----------------------------------------------------------------
                       Equity            Contribution
                       ------            --------------------------
                       Stake (%)         In Cash
                       ---------         -------
  -----------------------------------------------------------------

   Maini Group           43.50           US$1 million or equivalent
                                              Indian rupees
   Amerigon              25.00                --
   Investors             20.00                US$2.67 million
   Chetan Maini          4.25                 --
   Bob Marcellini        1.55                 --
   David Bell            1.20                 --
   Open Pool             4.50                 n/a
     TOTAL               100.00